BROWNRUDNICK

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DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

RECEIVED
2007 JAN -9 A 0:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020260

January 5, 2007

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875) Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

> Press release dated 5 January 2007 – Option Indicates Preliminary Full-Year Revenues (**Exhibit 1**)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

PROCESSED
JAN 16 2007
THOMSON FINANCIAL

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: Dorothy L. Puzio, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Mark A. Dorff, Esq. (via email)
James E. Bedar, Esq. (via email)

dlw 1/11

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b r o w n r u d n i c k . c o m

EXHIBIT 1

RECEIVED
2007 JAN -9 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

OPTION
WIRELESS TECHNOLOGY

OPTION INDICATES PRELIMINARY FULL-YEAR REVENUES

Leuven, Belgium – January 5, 2007 – Option N.V. (Euronext: OPTI; OTC: OPNVY), the wireless technology company, today announced that its pre-audited preliminary revenue projections for fiscal year 2006 will be 278 million Euro, representing an increase of 40 per cent compared with 198.6 million Euro in fiscal 2005.

Before year end, management secured substantial savings in the cost of goods sold and IPR and royalty payments that resulted in a higher than anticipated full year EBIT margin of more than 15%. It is expected that these substantial savings will reduce the level of provision required for past royalty payments and will generate continuing benefits in 2007.

These improved margins largely offset the impact of a substantial volume of year-end data card sales being pushed into Q1 2007. A key supplier experienced a delay in the commercialization of a new technology which affected commitments and confirmed orders for 2006. The prompt application of a software fix will allow shipments of the finished data cards to resume as soon as accreditation on the networks of two major European carriers is completed in early 2007.

Positive Opportunities for 2007

Rapid technological change saw operators shift network strategies from 1.8 Mbps HSDPA in the first half of 2006 to 3.6 Mbps HSDPA in the second half of 2006. 2007 should see a more stable technology roadmap with the gradual implementation of HSUPA, a complementary offering to HSDPA. Option is ideally positioned for this shift as it has successfully completed trials of a commercial HSUPA product.

The market outlook for 2007 remains very positive with demand for wireless broadband solutions from business users being augmented by an important and virtually untapped consumer segment. The demand for 3.6 Mbit/s USB wireless modems took off during the fourth quarter of 2006 and Option's Icon product line is well positioned to capitalize on this market in 2007.

Finally, in support of Option's continued expansion in 2007, management remains focused on maintaining the company's leadership in product development and engineering, operations and supply chain management, finance and sales management. The group is adding significant management depth to better align itself and adjust to the rapidly developing market.

Outlook for 2007

Option was able to manage its full year bottom line in accordance with prior guidance despite the shortfall in top line performance of the company.

Going forward, Option's fundamentals and the market outlook for broadband wireless remain very strong for 2007. The company starts the new fiscal year with an unprecedented order book for its market-leading data cards and modules.

After having reached an increase of 40% in revenues last year, Option anticipates strong sales in the first half of 2007 and is comfortable with its full year 2007 revenue guidance of 355 – 375 million Euros.

Audited figures for Q4, and fiscal 2006, will be published on Thursday March 1, 2007.

About Option:

Option, the wireless technology company, is a leading innovator in the design, development and manufacture of 3G WCDMA (HSPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm (Sweden), an ISO 9002 production engineering and logistics facility in Cork, Ireland. Option also has sales & support operations in the US, Japan and Taiwan. For more information please visit www.option.com

For more information, please contact:

Jan Callewaert, CEO Option
Frederic Convent, CFO Option, Tel.: +32 (0) 16 317 471, E-mail: investor@option.com